

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-Mail
Cato Kemmler
Chief Executive Officer
Epcylon Technologies Inc.
131 Bloor Street West, Suite 200/372
Toronto, Ontario, Canada M5S 1R8

> **Re:** **Epcylon Technologies Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 11, 2014**
> **File No. 000-53770**

Dear Mr. Kemmler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal I

Amendment to Our Articles of Incorporation to Create Preferred Stock

General

1.   We note your statement that the company has current plans to issue shares of preferred stock, although there is no guarantee. In your response letter, please provide us with a description of your plans to issue the preferred stock. Please refer to Rule 135 of the Securities Act of 1933 in considering whether revisions to the information statement are required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Diane Dalmy